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                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549
                           --------------------------



                                 SCHEDULE 13D/A
                    Under the Securities Exchange Act of 1934

                                (Amendment No. 2)
                           --------------------------



                                Ampex Corporation
                                (Name of Issuer)



                 Class A Common Stock, par value $0.01 per share
                         (Title of Class of Securities)


                                   032092-30-6
                      (CUSIP Number of Class of Securities)


Mark B. Bakar and David Cariani                       Duncan McCurrach
One Ferry Building, Suite 255,                        Sullivan & Cromwell LLP
San Francisco, California 94111                       125 Broad Street,
(415) 677-5850                                        New York, New York 10004
                                                      (212) 558-4066

                  (Name, Address and Telephone Number of Person
                Authorized to Receive Notices and Communications)



                                November 28, 2006
             (Date of Event Which Requires Filing of this Statement)



If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of ss.ss. 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box [ ].

Note. This document is being electronically filed with the Commission using the EDGAR System. See Rule 13d-7 for other parties to whom copies are to be sent.

                         (Continued on following pages)
---------------------

     *The remainder of this cover page should be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provide in a prior cover page.

     The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

                                  SCHEDULE 13D

CUSIP No.  032092-30-6

  1    NAME OF REPORTING PERSON
       I.R.S. IDENTIFICATION NO. OF ABOVE PERSON (ENTITIES ONLY)

             ValueVest High Concentration Master Fund, Ltd. (20-4574633)

  2    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP            (a)
                                                                   (b)

  3    SEC USE ONLY


  4    SOURCE OF FUNDS*
             WC

  5 CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDING IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)

  6    CITIZENSHIP OR PLACE OF ORGANIZATION
             Cayman Islands

       NUMBER OF           7    SOLE VOTING POWER
         SHARES                      0
      BENEFICIALLY         8    SHARED VOTING POWER
        OWNED BY                     341,436
          EACH
       REPORTING           9    SOLE DISPOSITIVE POWER
         PERSON                      0
          WITH
                          10    SHARED DISPOSITIVE POWER
                                     341,436

  11   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH PERSON
             341,436

  12   CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*

  13   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
             8.9%

  14   TYPE OF REPORTING PERSON*
             CO

                                  SCHEDULE 13D

CUSIP No.  032092-30-6

  1    NAME OF REPORTING PERSON
       I.R.S. IDENTIFICATION NO. OF ABOVE PERSON (ENTITIES ONLY) ValueVest
             Management Company II, LLC (47-0951956)

  2    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP            (a)
                                                                   (b)

  3    SEC USE ONLY

  4    SOURCE OF FUNDS*
             n/a

  5 CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDING IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)

  6    CITIZENSHIP OR PLACE OF ORGANIZATION
             California

       NUMBER OF           7    SOLE VOTING POWER
         SHARES                      0
      BENEFICIALLY         8    SHARED VOTING POWER
        OWNED BY                     341,436
          EACH
       REPORTING           9    SOLE DISPOSITIVE POWER
         PERSON                      0
          WITH
                          10    SHARED DISPOSITIVE POWER
                                     341,436

  11   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH PERSON
             341,436

  12   CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*

  13   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
             8.9%

  14   TYPE OF REPORTING PERSON*
             OO

                                  SCHEDULE 13D

CUSIP No.  032092-30-6

  1    NAME OF REPORTING PERSON
       I.R.S. IDENTIFICATION NO. OF ABOVE PERSON (ENTITIES ONLY) Mark B. Bakar

  2    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP            (a)
                                                                   (b)
  3    SEC USE ONLY

  4    SOURCE OF FUNDS*
             n/a

  5 CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDING IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)

  6    CITIZENSHIP OR PLACE OF ORGANIZATION
             United States of America

       NUMBER OF           7    SOLE VOTING POWER
         SHARES                      0
      BENEFICIALLY         8    SHARED VOTING POWER
        OWNED BY                     341,436
          EACH
       REPORTING           9    SOLE DISPOSITIVE POWER
         PERSON                      0
          WITH
                          10    SHARED DISPOSITIVE POWER
                                     341,436

  11   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH PERSON
             341,436

  12   CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*

  13   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
             8.9%

  14   TYPE OF REPORTING PERSON*
             IN

                                  SCHEDULE 13D

CUSIP No.  032092-30-6

  1    NAME OF REPORTING PERSON
       I.R.S. IDENTIFICATION NO. OF ABOVE PERSON (ENTITIES ONLY) David Cariani

  2    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP            (a)
                                                                   (b)
  3    SEC USE ONLY

  4    SOURCE OF FUNDS*
             n/a

  5 CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDING IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)

  6    CITIZENSHIP OR PLACE OF ORGANIZATION
             United States of America

       NUMBER OF           7    SOLE VOTING POWER
         SHARES                      0
      BENEFICIALLY         8    SHARED VOTING POWER
        OWNED BY                     341,436
          EACH
       REPORTING           9    SOLE DISPOSITIVE POWER
         PERSON                      0
          WITH
                          10    SHARED DISPOSITIVE POWER
                                     341,436

  11   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH PERSON
             341,436

  12   CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*

  13   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
             8.9%

  14   TYPE OF REPORTING PERSON*
             IN

     This Amendment No. 2 amends and supplements the Statement on Schedule 13D ("Statement") filed by the parties named below on November 13, 2006 and Amendment No. 1 thereto filed by the parties named below on November 16, 2006 with respect to the Class A common stock, par value $0.01 per share ("Common Stock"), of Ampex Corporation, a corporation organized under the laws of the State of Delaware (the "Issuer"). Capitalized terms used but not otherwise defined herein shall have the meanings ascribed to such terms in the Statement and Amendment No. 1.

Item 3.  Source and Amount of Funds or Other Consideration

     Item 3 is hereby amended and restated in its entirety as follows:

     The Master Fund purchased the shares of Common Stock covered by this Statement through open market purchases made from October 6, 2005 through November 22, 2006. Details of each purchase transaction are set forth on Exhibit 3, which is attached hereto and incorporated herein by reference. Each purchase was funded using equity capital contributed to the Master Fund by its direct and indirect investors.

     In addition to the above amendment to and restatement of Item 3, Exhibit 3 is hereby amended and supplemented by adding the following new rows:

11/17/2006        Buy       6,701        13.29       89,383.97          324,469
11/20/2006        Buy       6.832        13.47       92,338.58          331,301
11/21/2006        Buy       9,584        14.10       135,611.68         340,885
11/22/2006        Buy       551          14.68       8,115.51           341,436

Item 4.  Purpose of Transaction.

     Item 4 is hereby amended by inserting the following paragraphs as the eleventh and twelfth paragraphs:

     On November 28, 2006, Messrs. Bakar and Cariani of the Investment Manager and David Martin, the chief executive officer of MoCAM, met with Messrs. Bramson and McKibben, the Issuer's chief executive officer and chief financial officer, respectively, at the Issuer's offices in New York. At the meeting, the Investment Manager expressed its continuing belief that the market price of the Company's Shares does not fully reflect the underlying value of the Issuer's assets and businesses.

     The Investment Manager indicated that it has identified specific actions and possible strategic relationships that could materially increase the Company's revenue stream from its intellectual property assets. Such plans could involve the consulting and advisory services of M.CAM and Dr. Martin. In addition, the Investment Manager indicated a need to consider the management team and possible changes to the composition of the Board of Directors. The Issuer agreed to discuss these matters with its Board of Directors and is prepared to work with the Investment Manager on exploring a new strategic plan for the Issuer along the lines outlined by the Investment Manager. The parties agreed to meet again in December to review possible nominees for the Board of Directors and to discuss in detail ways to further monetize the patent portfolio.

Item 5.  Interest in Securities of the Issuer.

     Item 5(a) is hereby amended and restated in its entirety as follows:

     (a) As of September 30, 2006, there were 3,820,273 shares of Common Stock issued and outstanding according to the Issuer's Form 10-Q filed on November 7, 2006. As of December 1, 2006, the Master Fund owns of record 341,436 shares of Common Stock, which represents approximately 8.9% of the shares of Common Stock currently issued and outstanding. The Investment Manager may be deemed to beneficially own the shares of Common Stock owned of record by the Master Fund because of its investment management contract with and equity interest in the Master Fund. Messrs. Baker and Cariani may be deemed to beneficially own the shares of Common Stock owned of record by the Master Fund because of their equity interest in the Investment Manager.

                                   SIGNATURES

                  After reasonable inquiry and to the best of my knowledge and belief, each of the undersigned certifies that the information set forth in this statement is true, complete and correct.

Dated:  December 1, 2006

                       ValueVest High Concentration Master Fund, Ltd.


                               /s/ Mark B. Bakar
                       ----------------------------------
                        By:     Mark B. Bakar
                        Title:  Director


                       ValueVest Management Company II, LLC

                               /s/ David Cariani
                       ----------------------------------
                        By:     David Cariani
                        Title:  Managing Member


                               /s/ Mark B. Bakar
                       ----------------------------------
                                  Mark B. Bakar


                              /s/ David Cariani
                       ----------------------------------
                                   David Cariani



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